Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Members’ Committee

TVaura LLC:

We consent to the incorporation by reference in the registration statement (No. 001-34108) on Form 10 and (No. 333-154524) on Form S-8 of Digimarc Corporation of our report dated February 22, 2012, with respect to the balance sheets of TVaura LLC as of December 31, 2011 and 2010, and the related statements of operations, members’ equity, and cash flows for each of the years ended December 31, 2011 and 2010, and the period from June 11, 2009 (inception) through December 31, 2011 which report appears in the December 31, 2011 annual report on Form 10-K of Digimarc Corporation.

/s/ KPMG LLP

Portland, Oregon

February 24, 2012